Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation of the ratios of earnings to fixed charges (unaudited) for the periods indicated.

	Year Ended 30 September
(in $AUD millions, unless otherwise indicated)	2015	2014	2013	2012	2011
Profit before income tax	11,416	10,740	9,772	8,814	8,514
Add fixed charges	18,223	18,894	20,376	24,549	26,270
Less minority interest in subsidiaries that have not incurred fixed charges	(56)	(64)	(74)	(66)	(68)
Earnings before tax and fixed charges	29,583	29,570	30,074	33,297	34,716

Interest expense	18,028	18,706	20,188	24,371	26,102
Portion of rent estimated to represent interest expense	195	188	188	178	168
Fixed charges	18,223	18,894	20,376	24,549	26,270

Ratio of earnings to fixed charges (%)	1.62	1.57	1.48	1.36	1.32